Mail Stop 4561

June 9, 2006

J. Christopher Donahue
President and Chief Executive Officer
Federated Investors, Inc.
Federated Investors Tower
Pittsburgh, Pennsylvania 15222
Via Mail and Facsimile (412) 288-7795

Re: Federated Investors, Inc.
       Form 10-K for the Fiscal Year ended December 31, 2005
       Form 10-Q for the Fiscal Quarter ended March 31, 2006
       File No. 001-14818

Dear Mr. Donahue:

       We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                                           Sincerely,

                                           Joyce Sweeney
                                           Accounting Branch Chief